Appendix 3Z

Final Director’s Interest Notice

EXHIBIT 99.1

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity NOVONIX LIMITED
ABN 54 157 690 830

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	ANDREW LIVERIS
Date of last notice	21 SEPTEMBER 2023
Date that director ceased to be director	17 APRIL 2024

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 5,135,995 ordinary shares 9,000,000 options over ordinary shares

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest

Note: Provide details of the circumstances giving rise to the relevant interest

Interests in shares are held by Mutual Trust Pty Ltd who manage Mr Liveris’ investment.

Interests in options over ordinary shares are held by Lapana Pty Ltd, a company that Mr Liveris is a director and shareholder.

Number & class of securities 4,132,794 ordinary shares (Mutual Trust Pty Ltd) 360,000 ordinary shares (Lapana Pty Ltd)

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2 11/3/2002